OF 9-3-02

02023415

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2002 WASH

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WILSON-DAVIS COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 WEST MARKET STREET, SUITE 300
(No. and Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYLE W. DAVIS (801) 532-1313
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, VANCE & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

3115 E. LION LANE, SUITE 220	SALT LAKE CITY	UTAH	84121
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

YEAR ENDED JUNE 30, 2002

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of AICPA
SEC Practice Section

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of **Wilson-Davis & Company, Inc.**, as of June 30, 2002, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wilson-Davis & Company, Inc.** as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

August 20, 2002

WILSON-DAVIS & COMPANY, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
JUNE 30, 2002

I, Lyle W. Davis, Secretary/Treasurer of Wilson-Davis & Company, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to Wilson-Davis & Company, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

COLLEEN SORENSEN
NOTARY PUBLIC - STATE OF UTAH
3115 Lion Lane, Ste. 220
Salt Lake City, UT 84121
My Comm. Exp. 9-14-2003

Lyle W. Davis
Secretary/Treasurer and Chief Financial Officer

Subscribed and sworn to before me
this 28th day of August, 2002.

Notary Public
Residing in Salt Lake City

My commission expires 9-14-03

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 772,754
Cash segregated in accordance with Federal regulations	101,906
Trading securities, at market value	1,235,903
Receivables from broker dealers and clearing organization	339,808
Receivables from customers, net of allowance for doubtful accounts of $50,000	680,792
Receivables from officers and directors	2,075
Advances and prepaid expenses	101,183
Refundable income taxes	141,182
Deferred income tax asset	20,000
Total current assets	3,395,603
Cash deposits with clearing organization and other broker dealers	388,364
Furniture and equipment, at cost, less accumulated depreciation of $165,595	64,018
Deferred income tax asset	42,000
Other assets	8,998
Total assets	$ 3,898,983

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 561,656
Payables to officers and directors	33,405
Payables to broker dealers	61,023
Securities sold not yet purchased, at market value	285,650
Accounts payable and accrued expenses	188,269
Commissions, payroll and payroll taxes payable	114,297
Trading deposits	162,666
Payables to correspondents, net of trading positions	5,406
Capital lease payable	15,601
Total current liabilities	1,427,973
Subordinated borrowings (includes $600,000 from officers and directors)	805,000
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	1,621,173
Total stockholders' equity	1,666,010
Total liabilities and stockholders' equity	$ 3,898,983

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

Revenues:	
Commissions	$ 2,178,447
Net gains on firm trading accounts	1,694,402
Interest	43,678
Other	11,080
Total revenues	3,927,607
Expenses:	
Compensation, payroll taxes and benefits	1,950,952
Occupancy and equipment	765,804
Communications	743,038
Data processing	342,440
Clearing costs and transfer fees	213,188
Bad debts	148,391
Professional fees	112,052
Regulatory fees	82,473
Interest	76,566
Promotional	20,559
Other	20,843
Total expenses	4,476,306
(Loss) before income tax benefit	(548,699)
Income tax benefit	206,982
Net (loss)	$ (341,717)

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash Flows from Operating Activities:		
Net (loss)		$ (341,717)
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	$ 39,791	
Change in deferred income taxes	(66,600)	
Provision for doubtful accounts	50,000	
Change in asset and liability accounts:		
Net (increase) in cash segregated in accordance with Federal regulations	(916)	
Net (increase) in marketable securities	(126,610)	
Net decrease in receivables from broker dealers and clearing organization	3,158,222	
Net (increase) in receivables from customers	(312,146)	
Net decrease in receivables from officers and directors	50,814	
Net decrease in advances and prepaid expenses	19,071	
Net (increase) in refundable income taxes	(34,279)	
Net (increase) in cash deposits with clearing organization and other broker dealers	(91,322)	
Net (decrease) in payables to customers	(1,519,248)	
Net increase in payables to broker dealers	39,718	
Net increase in payables to officers and directors	19,233	
Net (decrease) in securities sold but not yet purchased	(744,139)	
Net (decrease) in trading deposits	(314,116)	
Net (decrease) in commissions, payroll and payroll taxes payable	(599)	
Net (decrease) in accounts payable and accrued expenses	(50,089)	
Net increase in payables to correspondents	151	116,936
Net cash (used in) operating activities		(224,781)
Cash Flows from Investing Activities:		
Net cash provided by investing activities		--
Cash Flows from Financing Activities:		
Proceeds from issuance of subordinated debt	100,000	
Principal payments on capital lease	(29,027)	
Net cash provided financing activities		70,973
Net (decrease) in cash and cash equivalents		(153,808)
Cash and cash equivalents at beginning of year		926,562
Cash and cash equivalents at end of year		$ 772,754

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:	
Interest	$ 71,277
Income taxes	$ 1,830

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 1, 2001	$ 35,000	$ 9,837	$ 1,962,890	$ 2,007,727
Decreased by:				
Net (loss)	--	--	(341,717)	(341,717)
Balances - June 30, 2002	$ 35,000	$ 9,837	$ 1,621,173	$ 1,666,010

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2002

Subordinated Borrowings; July 1, 2001	$ 705,000
Issuance of new loans	100,000
Principal payments on loans	--
Subordinated Borrowings; June 30, 2002	$ 805,000

The accompanying notes are an integral part
of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received. In addition, the Company provides a trading service for other broker dealers that matches buyers and sellers of specific securities and clears securities transactions for other correspondent firms.

The Company has operations in Utah, Arizona, Colorado and Oregon. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net. (See amount due from clearing organization at note 4.)

c. Cash and Cash Equivalents

The Company utilizes a sweep account at its principal bank whereby available funds are invested overnight. Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

d. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of five to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense to the extent possible for tax purposes.

g. <u>Income Taxes</u>

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

h. <u>Management Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2002 was calculated to be $172,116. The Company had $101,000 cash on deposit in the reserve account, which was $71,116 less than the amount required.

The Company is also required to maintain a cash reserve account for proprietary assets held by the Company on behalf of correspondents. This allows the correspondent to treat the proprietary assets as allowable assets under rule 15c3-1. The computation of the reserve is similar to the customer reserve computation set forth in rule 15c3-3, with slight modifications. The computation resulted in no deposit required at June 30, 2002, at which time the Company maintained $906 on deposit.

3. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers include primarily cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. Included in customer accounts are a small number of margin accounts with receivable balances of $48,863.

4. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2002, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from clearing organization, net	$ 117,029	$ --
Due from other broker dealers	213,333	--
Fails to deliver and receive	9,446	61,023
Totals	$ 339,808	$ 61,023

5. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with a bank which permits the Company to borrow up to $400,000 at 1% over the bank's prime lending rate. Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on September 30, 2002. There was no balance outstanding at June 30, 2002.

6. LEASE COMMITMENTS

a. Office Space

The Company has lease obligations at its primary location in Salt Lake City, Utah and at one branch office. Rent expense of $142,673 was charged to operations during the last fiscal year.

The following is a schedule of future minimum rental payments required by the office lease agreements:

Year Ending June 30	Total
2003	$ 97,996
2004	81,663
Total minimum payments required	$ 179,659

b. Capital lease obligation

In December, 1999 the Company entered into a capital lease agreement to purchase equipment in the amount of $83,230. The agreement provides for thirty-six monthly payments of $2,674 with interest at 9.7%. The assets purchased have been included in furniture and equipment and amortization of the assets has been included in depreciation expense.

Future minimum payments under this agreement are as follows:

	Amount
Payments in the year ending June 30, 2003	$ 16,046
Less amount representing interest	(445)
Present value of future minimum lease payments	$ 15,601

7. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are refundable or due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation, certain officers' compensation and net operating loss carryforwards.

Income tax benefit consists of the following:

Current income tax benefit computed at statutory rates:	
Benefit from Federal net operating loss carryback	$ 129,273
Benefit from state net operating loss carryback	12,069
State franchise tax and minimum payments required	(960)
Total	140,382
Change in deferred taxes for current year timing differences	66,600
Income tax benefit	$ 206,982

Refundable income taxes at June 30, 2002 in the amount of $141,182 consist of refunds due from Federal and state taxing authorities for the carryback of the current year net operating loss to prior taxable years, net of certain state tax minimum payments.

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:			
Federal net operating loss carryforwards	$ 106,575	34%	$ 36,236
State net operating loss carryforwards	592,448	5%	29,622
Allowance for doubtful accounts	50,000	39%	19,500
Officer accrued payable	7,282	39%	2,840
Tax depreciation in excess of book depreciation	(7,387)	39%	(2,881)
Net deferred tax assets before valuation allowance			85,317
Valuation allowance			(23,317)
Net deferred tax assets			$ 62,000

The Company has net operating loss carryforwards available for use in certain states to offset future income taxes in that state. If not used, the tax benefit from these losses will expire at various times depending on state law. No expected tax benefit from losses in states other than Utah has been recognized in the financial statements due to the uncertainty of the Company ever deriving a benefit from the utilization of such loss carryforwards.

8. RETIREMENT PLANS

The Company maintains profit sharing and 401(k) retirement plans. All employees who meet certain age and length of service requirements are eligible to participate in the plans. Participants must work a minimum of 1000 hours per year and become fully vested after six years of service. The plans allow employees to make elective deferrals and provide for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was charged to operations for the year ended June 30, 2002.

9. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2002, the amounts due to officers and directors consisted of receivables and payables in security accounts in the amount of $2,075 and $33,405, respectively.

b. Subordinated borrowings

Three subordinated loan agreements totaling $600,000 are with officers and directors of the Company (see note 10).

c. Office space

An officer and director of the Company is a majority partner of the entity which owns the building in Salt Lake City, Utah that rents space to the Company (see note 6).

10. SUBORDINATED LOAN AGREEMENTS

The Company has entered into eleven subordinated loan agreements totaling $805,000, of which $600,000 is payable to officers and directors of the Company. The agreements have various due dates from August 31, 2002 through August 31, 2003 and provide for interest at 4% to 12% per annum. The Company anticipates that all notes except one totaling $75,000 will be extended when due for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the National Association of Securities Dealers, Inc. (NASD) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 11). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

11. NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2002 the Company's net capital was $1,885,783 which was $1,348,283 in excess of the minimum required.

The clearing organization that the Company conducts business with also has a minimum net capital requirement that stipulates the Company maintain at least $1,000,000 of "excess" net capital. The Company exceeded this requirement by $348,283 at June 30, 2002.

12. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of both market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealer fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a small number of customer margin accounts. This limits the Company's exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on and off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

13. CONTINGENT LIABILITIES

The Company, along with numerous other parties, has been named as a defendant in a class action lawsuit alleging violations of securities laws. In addition, the Company has been cited by a regulatory agency for various alleged trading rule violations. Management of the Company, after consultation with outside legal counsel, believes that both issues will be settled for an amount not to exceed $124,500. This amount has been accrued as a payable in the financial statements as of June 30, 2002.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2002

WILSON-DAVIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2002

Total stockholders' equity		$ 1,666,010
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		50,000
Total stockholders' equity qualified for net capital		1,716,010
Liabilities subordinated to claims of general creditors allowable in computation of net capital		805,000
Total capital and allowable subordinated liabilities		2,521,010
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	427,018	
Aged fails- to-deliver	2,216	
Aged fails-to-receive	12	
Total deductions and/or charges		429,246
Net capital before haircuts on securities positions		2,091,764
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	205,981	
Undue concentration	--	
Total haircuts		205,981
Net capital		$ 1,885,783

SEE RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION, PAGE 15

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
JUNE 30, 2002

Net capital per respondent's unaudited computation	$ 1,937,140
Net adjustments to stockholders' equity	117,622
(Increase) in non-allowable assets	(157,814)
(Increase) in aged fails to deliver and receive	(1,430)
(Increase) in haircuts on trading securities	(9,735)
Net capital per audit	$ 1,885,783

WILSON-DAVIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2002

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 472,404	
Customers' securities failed to receive	35,553	
Credit balances in firm accounts which are attributable to principal sales to customers	92,513	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	7,008	
TOTAL CREDITS		$ 607,478

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 163,476	
Failed to deliver of customers' securities not older than 30 calendar days	285,351	
Aggregate debit items		$ 448,827
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		$ (13,465)
TOTAL DEBITS		$ 435,362

RESERVE COMPUTATION

Excess of total debits over total credits	$
Excess of total credits over total debits	$ 172,116
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	$ 1,000
Amount of deposit (or withdrawal)	$ 100,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 101,000
Date of deposit	7/1/02

SEE RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION, PAGE 17

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2002

	Debits	Credits
Totals per respondent's unaudited computation	$ 598,430	$ 598,450
Increase in unconfirmed securities at transfer in excess of 40 days	--	7,008
(Decrease) in principal shorts to customers	--	(10,890)
Increase in customer accounts	20,390	12,899
Increase (decrease) in customer securities failed to deliver/receive	(188,501)	11
Decrease in 3% of debit items (alternative method)	5,043	--
Totals per audit	$ 435,362	$ 607,478

Note: The Company computes the determination of reserve requirements under rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2002

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 7,405*
Number of items	4*
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes__X__ No_____

* No items were subsequently reduced to possession or control.

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of AICPA
SEC Practice Section

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and the reserve required by rule 15c3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession and control of all fully paid and excess margin securities as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregulations may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and control activities, that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2002, and this report does not affect our report thereon dated August 20, 2002.

> The Company's accounting practices and procedures failed to record a $200,000 transaction that occurred on June 12, 2002. The failure to record this transaction caused the Company's 15c3-3 reserve computation to be in error for computations made from June 17, 2002 through July 29, 2002. Required reserve deposits based upon the required weekly computations would have been understated by $71,000 as of June 30, 2002 (audit report date), $155,000 as of July 12, 2002 and $76,000 as of July 29, 2002. The Company's accounting records were corrected on July 30, 2002. The Company had sufficient cash to make the necessary deposits had the computations been prepared correctly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives, except for the matter disclosed above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer, Vance & Company, P.C.

August 20, 2002